1(415) 856-7007

davidhearth@paulhastings.com

August 5, 2015	27228.00048

VIA EDGAR CORRESPONDENCE

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Strategic Income Fund, Inc. (the “Fund”)
Preliminary Proxy Statement on Schedule 14A (811-04980)

Dear Ms. Larkin:

This letter responds to your comments communicated telephonically to Patrick Dennis, the Assistant Secretary of the Fund, on July 17, 2015, with respect to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2015 (SEC Accession No. 0001193125-15-250238).

The Fund’s responses to your comments are reflected below. We have repeated the substance of your comments to the best of our understanding. Capitalized terms have the same meanings as in the Proxy Statement, unless otherwise indicated.

Comment 1. In the “Notice of Annual Meeting of Shareholders” section, please amend the disclosure to use either “shareholder” or “stockholder” throughout.

Response 1. Comment accepted. The disclosure has been amended to use the term “shareholder” throughout the Proxy Statement.

Comment 2. On page 1, you asked whether there are any appraisal rights in connection with Proposal 3 regarding the amendment of the Company’s Articles of Incorporation.

Response 2. Comment accepted. The Fund confirms its view that, based on Maryland law, there are no appraisal rights in connection with Proposal 3.

Comment 3. In the Independent Director Nominees table, please confirm that the information for Janet Kerr under principal occupation is accurate and complete as it differs somewhat from the Fund’s last proxy statement.

Paul Hastings LLP | 55 Second Street | Twenty-Fourth Floor | San Francisco, CA 94015

t: +1.415.856.7000 | www.paulhastings.com

August 5, 2015

Response 3. Comment accepted. The Fund has corrected that information for Ms. Kerr.

Comment 4. In the Independent Director Nominees table for Victoria Rodgers, should the disclosure be amended to read “The Rose Hills Foundation (charitable foundation)” as it does for another director nominee?

Response 4. Comment accepted. The disclosure has been revised accordingly.

Comment 5. In the Independent Director Nominees table for Andrew Tarica, should there be a semi-colon to separate his occupation entries?

Response 5. Comment accepted. The disclosure has been revised accordingly.

Comment 6. In the Interested Director Nominees table for David Lippman, the number of portfolios overseen does not match the disclosure provided under other directorships held.

Response 6. Comment accepted. The disclosure has been revised accordingly to correct the other directorships held. The number of portfolios was correctly stated.

Comment 7. On page 3 under Ownership of Securities, consider inserting actual number ranges instead of letters that require cross-referencing.

Response 7. Comment accepted. The disclosure has been revised accordingly.

Comment 8. On page 5 in the Compensation of Directors table, please clarify whether amounts paid as deferred compensation should be reflected under either of the retirement columns.

Response 8. Comment acknowledged. The deferred compensation arrangement or plan is not a pension or retirement benefit. The deferral is made at the election of the compensated director and is in lieu of cash compensation. The deferral period is determined by each director and need not correspond to retirement status.

Comment 9. On page 7, please ensure that the company name of the directorship for Samuel P. Bell is accurately stated throughout the Proxy Statement (Point 360 vs. Post 360).

Response 9. Comment accepted. The disclosure has been corrected. The correct name is “Point.360” where shown.

Comment 10. On page 8, third paragraph from the bottom, please confirm that the April 15, 2015 deadline for nominee submissions for the 2015 Annual Meeting is accurate.

Response 10. Comment accepted. The Fund so confirms.

August 5, 2015

Comment 11. On page 11, please clarify or substantially revise the disclosure below as it may raise issues under Section 32 of the Investment Company Act of 1940 (the “1940 Act”) with respect to whether the Board has the authority to take away the shareholders’ right to vote/ratify the accountants.

“If the stockholders fail to ratify the selection, the Independent Directors will reconsider whether to retain Deloitte and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Independent Directors may, in their discretion, direct the appointment of a different independent registered public accounting firm at any time during the year.”

Response 11. Comment acknowledged. As disclosed in the Proxy Statement, Proposal 2 regarding the selection of Deloitte was optionally included as a matter of good corporate governance because the Fund is not required to solicit shareholders with respect to its selection of its auditors. The Fund notes that pursuant to Rule 32a-4 under the 1940 Act, a management investment company such as the Fund is exempt from the requirement of Section 32(a)(2) of the 1940 Act that the selection of the company’s independent public accountant be submitted for ratification or rejection at the next succeeding annual meeting of shareholders, if: (a) the company’s board of directors has established a committee, composed solely of directors who are not interested persons of the company, that has responsibility for overseeing the company’s accounting and auditing processes (“audit committee”); (b) the company’s board of directors has adopted a charter for the audit committee setting forth the committee’s structure, duties, powers, and methods of operation or set forth such provisions in the company’s charter or bylaws; and (c) the company maintains and preserves permanently in an easily accessible place a copy of the audit committee’s charter and any modification to the charter. The Fund represents that it satisfies the conditions of Rule 32a-4 and therefore may properly retain Deloitte or another firm regardless whether shareholders ratify the selection. Furthermore, even if the appointment is ratified and Deloitte is retained, the Fund may rely on Rule 32a-4 to direct the appointment to another independent public accounting firm at some time in the future provided the Fund complies with the other requirements of Section 32(a).

Comment 12. On page 11, please provide additional information regarding the attendance at the meeting by representatives of Deloitte and include all items discussed.

Response 12. Comment accepted. The disclosure has been amended.

Comment 13. On page 11, please describe the nature of the tax services provided in greater detail or explain why the current disclosure is sufficient.

Response 13. Comment accepted.

August 5, 2015

Comment 14. On page 12, please clarify why the Audit Committee Report section was included.

Response 14. Comment accepted. The Fund has included the Audit Committee Report as it includes certain information that is required to be disclosed in the Proxy Statement pursuant to Item 9 of Schedule 14A.

Comment 15. On page 14, Please clarify that any decision to convert the Fund to an open-end investment company would still be required to be submitted to shareholders at a meeting held for such purpose.

Response 15. Comment accepted. The disclosure has been amended accordingly.

Comment 16. On page 14, in the second to last paragraph please insert “a” before “non-standard” in the second sentence.

Response 16. Comment accepted. The disclosure has been amended.

Comment 17. On page 16, in the second sentence of the first paragraph, please explain what is meant by “this type of market period . . . .”

Response 17. Comment accepted. The disclosure has been amended.

Comment 18. On page 16, please provide a clearer, simpler explanation of what using a line of credit would mean for the Fund.

Response 18. Comment accepted. The disclosure has been amended.

Comment 19. On page 16, please insert a discussion as to the required vote for Proposal 3 as was done under the “Shareholder Approval” sections of both Proposal 1 and Proposal 2.

Response 19. Comment accepted. The disclosure has been amended.

Comment 20. On page 17, please confirm that the disclosure reflects all material items of the contract with the proxy solicitor as required by Item 4(b)(3) of Schedule 14A.

Response 20. Comment accepted. The Fund so confirms.

Comment 21. On page 18, please confirm whether or not an underwriter should be disclosed along with the other service providers.

Response 21. Comment accepted. The Fund notes that it is not presently engaged in an offering of its securities and therefore the Fund does not have an underwriter.

Comment 22. On page 18, please complete the “Beneficial Ownership of Shareholders” table.

August 5, 2015

Response 22. Comment accepted. The table has been completed.

* * * * *

We also hereby provide the following statements on behalf of the Fund:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary